PMU News Release #04-03 TSX, AMEX Symbol PMU March 16, 2004

EL DORADO GOLD PROJECT DRILL PROGRAM UPDATE

Pacific Rim Mining Corp. has shifted the focus of its scout drilling program on the El Dorado gold project in El Salvador to a series of compelling targets along strike with and proximal to the Minita vein system. Initial targets now being tested include strike extensions of the Minita vein both north and south of the Minita deposit, which contains a measured and indicated resource of 1.6 million tonnes averaging 11.4 g/t gold and 70.3 g/t silver, for a total of 585,200 ounces of gold and 3.6 million ounces of silver. Other high priority targets include a number of veins parallel, related and proximal to Minita, including the ‘El Dorado’ vein that was mined alongside Minita in the mid-1900’s. This phase of the drilling program is expected to continue for the coming months. The Minita area targets were identified through Pacific Rim’s three-dimensional computer modeling of the Minita vein area developed over the past 18 months.

The Company has moved the Gonso vein area target down the priority list after erratic results were encountered in scout drilling designed to follow up on promising results from hole P03-268, the first drill hole to have tested this area of the project (see NR #03-13 dated December 8, 2003). Several vein intercepts in the Gonso area contain gold values above the 5.0 g/t cutoff grade, as outlined in the table below. However, this target area was found to be geologically and structurally complicated, with poor continuity between drill holes. Holes P03-270, 272, 273, 276, 277 and 279-283 drilled in the Gonso vein area encountered no significant mineralization. Drill holes along the San Matias vein in the North District (P03-269, 271, 274, 278 and 284), have not encountered bonanza grades and this area has also been given a lower priority for future drilling. A complete listing of all drill holes, and drill plan maps are available at the Company’s website www.pacrim-mining.com.

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-275	Gonso	301554 / 535481	300/65 includes: and	159.45 160.65 167.1	169.85 163.8 168.9	10.4 3.15 1.8	7.7 2.6 1.2	5.4 9.8 7.5	31 54 51
P04-276	Gonso	301554 / 535480	267/50	110.55	111.8	1.25	0.7	6.6	52
P04-277	Gonso	301096 / 535061	070/50	239.1 242.55 252.2 265.6	239.6 243.5 253.2 265.95	0.5 0.95 1.0 0.35	0.4 0.7 0.86 0.3	6.2 9.2 5.4 9.1	48 96 13 27

To evaluate the preliminary economic viability of the El Dorado resource, Pacific Rim intends to conduct a pre-feasibility study for the El Dorado project in the coming months, and has begun to collect additional data from the project required for this assessment.

On the La Calera gold project roughly 10 km west of El Dorado, a ground magnetic survey is now underway. The purpose of this survey is to delineate the Rosa and Rosa West vein systems through the post-mineral volcanic unit that covers the veins along strike, and search for additional potential drill targets. A reverse circulation drill program to test targets identified by the magnetic survey and potentially expand the mineralization discovered in the Company’s 2003 La Calera drill program will commence immediately upon completion of the geophysics program.

“We continue to develop targets at El Dorado and adjust the priority list as we drill and generate new three-dimensional data,” explains Tom Shrake, CEO. “The El Dorado system is extremely large and there remain numerous untested targets that we’ll resume evaluating after we complete the testing of our ideas on Minita. At La Calera, we will have the geophysical survey results and be in a position to design a drill program within the coming weeks. We will be mobilizing the reverse circulation drill rig to the site in April to begin drill testing the open-ended Rosa and Rosa West mineralization beneath the ash cover.”

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statement. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.